Exhibit 99.1

NEWS

Starfield Reports Results for the Third Quarter ended November 30, 2009

Toronto, Ontario - January 11, 2010 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced that its financial results for the third quarter ended November 30, 2009 have been filed on SEDAR.

These financial results reflect the acquisition of Nevoro completed on October 8, 2009. For the three and nine month periods ended November 30, 2009, Starfield incurred costs for exploration and related equipment totaling $0.8 million and $3.3 million, respectively. The majority of the exploration expenditures during the quarter were directed toward the continued advancement of the Company’s Ferguson Lake project in Nunavut ($0.6 million) with the remaining $0.2 million directed towards exploration on the Company’s Stillwater and Moonlight projects. Administrative expenditures amounted to $0.5 million and $1.3 million for the three and nine months ended November 30, 2009, respectively.

The quarterly unaudited financial statements, management’s discussion and analysis and additional information are available on the Company’s website and on SEDAR.

About Starfield

Starfield Resources Inc. is an exploration and development stage company exploring for copper, nickel, and platinum group elements (PGE) in North America.  The Company has three main projects:  a PGE project in Montana’s Stillwater District; a copper project in California’s historic Moonlight Copper Mining District; and a copper/nickel/cobalt/PGE project in Ferguson Lake, Nunavut.  Additional assets include a diamond joint venture in Nunavut, additional copper/nickel/chrome projects in Montana, and a portfolio of eight gold properties in Nevada that are currently under joint venture agreement.  Starfield is also funding the development of a novel, environmentally friendly and energy efficient hydrometallurgical process to recover metals from massive sulphides.

Forward Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

Connie Anderson Investor Relations Starfield Resources Inc. 416-860-0400 ext. 228 canderson@starfieldres.com	André J. Douchane President and CEO Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer Starfield Resources Inc. 416-860-0400 gvanstaveren@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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